MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED MARCH 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months ended March 31, 2014 and 2013 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related MD&A. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. This MD&A is dated as of May 7, 2014 and all information contained is current as of May 7, 2014 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2014, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 13
History and Strategy	Page 4	Non IFRS Measures	Page 14
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 18
Guanacevi Operations	Page 7	Annual Outlook	Page 23
Bolañitos Operations	Page 8	Liquidity and Capital Resources	Page 24
El Cubo Operations	Page 10	Changes in Accounting Policies	Page 30
Exploration Results	Page 12	Controls and Procedures	Page 31

2

Q1 2014 Highlights	Three Months Ended March 31
	2014	2013	% Change
Production
Silver ounces produced	1,898,999	1,489,716	27%
Gold ounces produced	18,519	15,032	23%
Payable silver ounces produced	1,844,165	1,459,706	26%
Payable gold ounces produced	17,796	14,787	20%
Silver equivalent ounces produced(1)	3,010,139	2,391,636	26%
Cash costs per silver ounce(2)(3)	4.87	10.04	(52%)
Total production costs per ounce(2)(4)	13.07	18.07	(28%)
All-in sustaining costs per ounce(2)(5)	12.15	24.60	(51%)
Processed tonnes	346,525	376,344	(8%)
Direct production costs per tonne(2)(6)	92.93	99.63	(7%)
Silver co-product cash costs (7)	10.46	16.20	(35%)
Gold co-product cash costs (7)	666	889	(25%)
Financial
Revenue ($ millions)	53.0	69.9	(24%)
Silver ounces sold	1,537,665	1,345,832	14%
Gold ounces sold	16,445	13,037	26%
Realized silver price per ounce	20.50	29.38	(30%)
Realized gold price per ounce	1,306	1,613	(19%)
Net earnings (loss) ($ millions)	4.0	14.4	(72%)
Adjusted net earnings (8) ($ millions)	5.5	12.9	(58%)
Mine operating earnings ($ millions)	11.3	18.9	(40%)
Mine operating cash flow(9) ($ millions)	25.4	32.5	(22%)
Operating cash flow before working
	18.3	25.3
capital changes (10)			(28%)
Earnings before ITDA (11)	19.3	31.0	(38%)
Working capital ($ millions)	46.4	42.0	10%
Shareholders
Earnings (loss) per share – basic	0.04	0.14	(71%)
Adjusted earnings per share – basic(8)	0.05	0.13	(58%)
Operating cash flow before working
capital changes per share (10)	0.18	0.25	(28%)
Weighted average shares outstanding	100,494,157	99,660,016	1%

(1)	Silver equivalents are calculated using a 60:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and impairment charges net of tax. See Reconciliation to IFRS on page 14.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 14.

(10)	See Reconciliation to IFRS on page 15 for the reconciliation of operating cash flow before working capital changes, operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 15.

Management’s highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo has similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day. After acquisition, initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months Ended March 31, 2014 and 2013

CONSOLIDATED	Three Months Ended March 31
	2014	2013	% Change
Ore tonnes processed	346,525	376,344	(8%)
Average silver grade (gpt)	198	154	29%
Silver recovery (%)	86.1	79.9	8%
Total silver ounces produced	1,898,999	1,489,716	27%
Payable silver ounces produced	1,844,165	1,459,706	26%
Average gold grade (gpt)	1.92	1.51	27%
Gold recovery (%)	86.6	82.3	5%
Total gold ounces produced	18,519	15,032	23%
Payable gold ounces produced	17,796	14,787	20%
Silver equivalent ounces produced(1)	3,010,139	2,391,636	26%
Cash costs per silver ounce(2)(3)	4.87	10.04	(52%)
Total production costs per ounce(2)(4)	13.07	18.07	(28%)
All in sustaining cost per ounce (2)(5)	12.15	24.60	(51%)
Direct production costs per tonne(2)(6)	92.93	99.63	(7%)
Silver co-product cash costs (7)	10.46	16.20	(35%)
Gold co-product cash costs (7)	666.31	889.21	(25%)

(1)	Silver equivalents are calculated using a 60:1 ratio .
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro -rated basis of realized metal value. See Reconciliation to IFRS on page 17.

Consolidated Production

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Consolidated silver production during Q1, 2014 was 1,898,999 ounce (oz), an increase of 27% compared to 1,489,716 oz in Q1, 2013, and gold production was 18,519 oz, an increase of 23% compared to 15,032 oz in Q1, 2013. Plant throughput was 346,525 tonnes at average grades of 198 grams per tonne (gpt) silver and 1.92 gpt gold compared to 376,344 tonnes grading 154 gpt silver and 1.51 gpt gold. Metal production was significantly higher due to higher grades and recoveries at all three mines, partly offset by the lower throughput. The lower consolidated throughput was a result of not having the Las Torres plant, where the throughput was highter than the current Bolanitos and Cubo plants. The El Cubo mine output is forecasted to rise throughout 2014 in order to fill the El Cubo plant to capacity. The higher grades were primarily due to mining the higher grade Porvenir Cuatro orebody at the Guanaceví operations and improving grade controls at the El Cubo operation. The increased recoveries were partly a function of selling Bolañitos and El Cubo concentrates as opposed to processing them at the Company’s leach facilities at Guanaceví and El Cubo to produce doré bars. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production.

On March 28, 2014, a Company employee’s died due to a rock fall underground at the Porvenir Cuatro mine, part of the Guanaceví Mines. On April 5, 2014, another Company employee died due to a rock fall underground at the V-Asunción mine, part of the El Cubo Mine. The Company closed immediately both the Porvenir Cuatro mine and the V-Asuncion mine and completed an internal investigation. The Company has been working with the Mexican authorities to facilitate their investigation of these accidents. Once the investigation is completed, the Company will review and implement any additional safety measures recommended to prevent such accidents from recurring.

Following the two fatal accidents, the Company decided to immediately implement a full safety retraining program at all three of its mines. Each mine shut down for two days so each shift in turn could receive a two-day refresher course on safety policies and practices. In addition, the Company retained a group of safety specialists to review the Company’s safety programs and implement their recommendations. As the Company is already ahead of its production plan for the year, the mine closures are not expected to impact production guidance.

Consolidated Operating Costs

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Cost cutting initiatives that commenced in Q2, 2013 are now established which resulted in a 7% drop of direct production costs from Q1, 2013. The lower cost per tonne, higher grades and improved recoveries significantly improved cash costs per ounce net of by-product credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 52% to $4.87 per ounce of payable silver compared to $10.04 in Q1, 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 51% to $12.15 due in part to less exploration and mine development expenditures compared to Q1, 2013. Exploration and mine development expenditures do fluctuate quarter to quarter, so the all-in sustaining costs are expected to increase in the second and third quarters with higher exploration and mine development expenditures planned. Going forward, management expects the cash costs per ounce to also move higher as mined grades revert to reported reserve grades.

Guanaceví Operations

Production Results for the Three Month Ended March 31, 2014 and 2013

GUANACEVÍ	Three Month Ended March 31
	2014	2013	% Change
Ore tonnes processed	106,813	106,653	0%
Average silver grade (g/t)	350	233	50%
Silver recovery (%)	83.7	80.2	4%
Total silver ounces produced	1,005,781	640,616	57%
Payable silver ounces produced	995,723	634,210	57%
Average gold grade (g/t)	0.77	0.34	126%
Gold recovery (%)	86.0	80.8	6%
Total gold ounces produced	2,273	942	141%
Payable gold ounces produced	2,250	933	141%
Silver equivalent ounces produced(1)	1,142,161	697,136	64%
Cash costs per silver ounce(2)(3)	8.30	16.70	(50%)
Total production costs per ounce(2)(4)	10.72	22.57	(52%)
All in sustaining cost per ounce (2)(5)	11.94	27.75	(57%)
Direct production costs per tonne(2)(6)	103.90	113.61	(9%)
Silver co-product cash costs (7)	9.65	17.50	(45%)
Gold co-product cash costs (7)	614	961	(36%)

(1)	Silver equivalents are calculated using a 60:1 ratio .
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 14.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

The acquisition of Endeavour’s first silver mine, at Guanaceví in 2004, continues to benefit all stakeholders. The mine has since produced more than 15 million ounces of silver and 40,000 ounces of gold, revitalized the local community, and helped establish Endeavour’s successful business model.

Although the historic mine was closed and the plant was struggling to process 100 tonnes per day of old tailings in 2004, Guanaceví is now producing 1,200 tonnes of high-grade ore per day. The Company found five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. It provides steady employment for more than 450 people and engages over 200 contractors.

Guanaceví Production Results

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Silver production at the Guanaceví mine during Q1, 2014 was 1,005,781 oz, an increase of 57% compared to 640,616 oz in Q1, 2013, and gold production was 2,273 oz, an increase of 141% compared to 942 oz in Q1, 2013. Plant throughput was 106,813 tonnes at average grades of 350 gpt silver and 0.77 gpt gold compared to 106,653 tonnes grading 233 gpt silver and 0.34 gpt gold. Metal production increased due to mining of the higher grade Porvenir Cuatro orebody and higher recoveries.

Guanaceví Operating Costs

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Cost cutting initiatives that commenced in Q2, 2013 are now established which contributed to a 9% drop of direct production costs from Q1, 2013. The lower cost per tonne, significantly higher metal grades and improved recoveries significantly improved cash costs per ounce net of by-product credits. Cash costs net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell 50% to $8.30 per ounce of payable silver compared to $16.70 in Q1, 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 57% to $11.94 due to less exploration and mine development expenditures compared to Q1, 2013. Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, trending lower in the mature mines but increasing when new mines are developed. Going forward, management expects costs per ounce to drift higher as mined grades revert to reported reserves grades.

Bolañitos Operations

Production Results for the Three Months Ended March 31, 2014 and 2013

BOLAÑITOS	Three Month Ended March 31
	2014	2013	% Change
Ore tonnes processed	142,412	167,500	(15%)
Average silver grade (g/t)	144	135	7%
Silver recovery (%)	87.1	79.8	9%
Total silver ounces produced	572,851	578,654	(1%)
Payable silver ounces produced	544,029	557,754	(2%)
Average gold grade (g/t)	2.72	2.27	20%
Gold recovery (%)	85.4	81.0	5%
Total gold ounces produced	10,640	9,891	8%
Payable gold ounces produced	10,170	9,697	5%
Silver equivalent ounces produced(1)	1,211,251	1,172,114	3%
Cash costs per silver ounce(2)(3)	(2.21)	(0.06)	(3,745%)
Total production costs per ounce(2)(4)	9.39	4.44	(111%)
All in sustaining cost per ounce (2)(5)	3.85	17.05	(77%)
Direct production costs per tonne(2)(6)	85.27	85.10	0%
Silver co-product cash costs (7)	9.71	12.71	(24%)
Gold co-product cash costs (7)	619	698	(11%)

(1)	Silver equivalents are calculated using a 60:1 ratio .
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 14.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

Endeavour's second acquisition, was the Bolañitos mine in 2007, which encompasses three operating silver and gold mines and a floatation plant, located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following the acquisition, the cash costs of production were as high as $32 per ounce and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, the cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tonnes per day in 2007 to 1,600 tonnes per day in 2012. In 2013 additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity.

Bolañitos Production Results

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Silver production at the Bolañitos mine was 572,851 ounces during Q1, 2014, an decrease of 1% compared to 578,654 oz in Q1, 2013, and gold production was 10,640 oz, an increase of 8% compared to 9,891 oz in Q1, 2013. Plant throughput in Q1, 2014 was 142,412 tonnes at average grades of 144 gpt silver and 2.72 gpt gold, compared to 167,500 tonnes grading 135 gpt silver and 2.27 gpt gold in Q1, 2013.

Silver production was marginally down due to lower throughput, offset by higher grades and improved recoveries. In the same period in 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and extra mine tonnage was processed at the El Cubo operation. Since Q3, 2013, Bolañitos has ceased the excess mine output to use as feed for the El Cubo plant, and the El Cubo mine output is scheduled to rise throughout 2014 to fill its plant to capacity. Ore grades at Bolañitos, specifically in the Daniela vein, were significantly higher than both the prior year and the 2013 mine plan. In estimation of the grades used in the reserves, the higher grades are typically capped to reduce the effect of smearing the high grade values too far and therefore giving an abnormally high grade. The reserve grade is also a life of mine grade rather than a typical year and therefore the mining grade can vary above and below the average during the life of mine. The increased recoveries were partly a function of selling concentrate as opposed to processing the concentrate at the Company’s leach facilities at Guanaceví and El Cubo to produce doré bars as was done Q1, 2013. Selling concentrate at current metal prices resulted in higher payable metal production albeit at higher refining charges, resulting in a financial benefit compared to doré production.

Bolañitos Operating Costs

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Per tonne costs remained consistent as lower throughput and higher refining charges were offset by cost cutting measures introduced in Q2, 2013. Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell significantly to negative $2.21 per ounce of payable silver compared to negative $0.06 per ounce in the same period in 2013. The improved grades and recoveries were the primary contributor to the lower cash costs. All-in sustaining costs fell as mine development and exploration expenditures were curtailed and spread over higher silver production. In Q1, 2013 to meet increased mine output Bolañitos incurred $7.1 million in development costs compared to $1.8 million in Q1, 2014, resulting in a significant drop in all-in sustaining costs.

El Cubo Operations

Production Results for the Three Months Ended March 31, 2014 and 2013

EL CUBO	Three Month Ended March 31
	2014	2013	% Change
Ore tonnes processed	97,300	102,191	(5%)
Average silver grade (g/t)	110	103	7%
Silver recovery (%)	92.7	79.9	16%
Total silver ounces produced	320,367	270,446	18%
Payable silver ounces produced	304,413	267,742	14%
Average gold grade (g/t)	2.01	1.48	36%
Gold recovery (%)	89.0	86.4	3%
Total gold ounces produced	5,606	4,199	34%
Payable gold ounces produced	5,376	4,157	29%
Silver equivalent ounces produced(1)	656,727	522,386	26%
Cash costs per silver ounce(2)(3)	6.27	15.30	(59%)
Total production costs per ounce(2)(4)	27.30	35.80	(24%)
All in sustaining cost per ounce (2)(5)	27.66	32.86	(16%)
Direct production costs per tonne(2)(6)	92.08	108.85	(15%)
Silver co-product cash costs (7)	13.22	22.20	(40%)
Gold co-product cash costs (7)	842.43	1,219	(31%)

(1)	Silver equivalents are calculated using a 60:1 ratio .
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

Endeavour’s third mine, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, already having a 1,100-tonne-per-day output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, this producing silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400-tonne-per-day leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800-tonne-per-day flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. This program was completed in Q2 2013 on time and within budget.

El Cubo Production Results

Endeavour's mine plan is focused on increasing throughput at El Cubo of to 1,550 tpd by year end while progressively increasing the production grades by reducing ore dilution. The Company has reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a Mine Rescue Team for a safer environment. The Company acquired new mining equipment, accelerated mine development and commenced underground drilling. The plant and surface infrastructure reconstruction program was completed on time and budget in Q2, 2013.

During Q2, 2013 the Company announced that the newly rebuilt plant at El Cubo was successfully re-commissioned on May 31st, reaching phase 1 operating capacity of 1,100-1,200 tpd. Work to bring the plant capacity of up to 1,500 – 1,600 tpd was completed in early Q3, 2013, allowing management to facilitate the processing up to 350 tpd of additional ore from the Bolañitos mine. More than 600,000 hours of work were completed on the plant and infrastructure with no lost time accidents, an accomplishment of which the Company is particularly proud. Due to the successful re-commissioning of the El Cubo plant, Endeavour returned the nearby leased Las Torres plant to its owner, Fresnillo PLC, on July 22, 2013.

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)

Silver production at the El Cubo mine was 320,367 oz in Q1, 2014, an increase of 18% compared to 270,446 oz in Q1, 2013 and gold production was 5,606 oz in Q1, 2014, an increase of 34% compared to 4,199 oz in Q1, 2013. Plant throughput in Q1, 2014 was 97,300 tonnes at average grades of 110 gpt silver and 2.01 gpt gold, compared to 102,191 tonnes grading 103 gpt silver and 1.48 gpt gold in Q1, 2013. The improved grades are directly correlated with Endeavour’s operational turn-around strategy to reduce dilution. Management focused on mine development in Q1, 2014 to facilitate increased mine output up to the 1,550 tpd plant capacity by the end of 2014. Selling concentrate as opposed to producing doré and operating the new El Cubo plant resulted in significant increase in recoveries compared to Q1, 2013. Selling concentrate results in higher payable metal production and higher refining charges, resulting in a net financial benefit.

El Cubo Operating Costs

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)
Per tonne costs fell 15% quarter over quarter as the Company’s operational turn-around strategies have taken effect. The Company significantly reduced its work force in Q2 and Q3 2013, while increasing the mined tonnes. Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, dropped sharply to $6.27 per ounce of payable silver compared to $15.30 in the same period in 2013. The lower cost per tonne, improved grades and better recoveries significantly improved the cash costs on a by-product basis, although partly offset by the lower gold price. All-in sustaining costs fell due to the same reasons as cash costs, however the operation continues to invest in mine development to increase mine output to 1,550 tpd by the end of 2014. During Q1, 2014, El Cubo spent $5.1 million on three kilometres of mine development primarily to access the Villapando-Asunción discovery and meet production expectations later this year.

Exploration Results

In 2014, Endeavour plans to spend at least $10.7 million on exploration with the provision to spend more based on free cash flow and drill results on a quarter by quarter basis. A total of 54,000 metres of drilling in about 120 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling. The Company will focus on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine-lives, as well as expanding and permitting the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State.

At Guanaceví, 4,500 metres of drilling is planned to commence late in the second quarter to test one high priority target southeast of the Santa Cruz mine.

At Bolañitos, 21,500 metres of drilling is planned to test five high priority brownfield targets northwest and southeast of the mine at La Luz Norte, La Luz-Asunción, Deep Daniela, La Joya Sur and Siglo XX. During Q1, 2014, 4,000 metres were drilled primarily on the La Luz-Asunción target with encouraging results.

At El Cubo, 22,000 metres of drilling is planned to test five high priority brownfield targets northwest and southeast of the mine at Villapando-Asunción, Villapando Sur, San Nicolas, Cabrestantes and El Nayal. During Q1, 2014, 7,000 metres were drilled primarily on the Villapando-Asunción target with significant success.

Drilling has extended the silver-gold mineralized zone in the Asunción area of the Villapando vein system to over 800 metres long, still open at depth and to the southeast for expansion. At a 100 grams per tonne cut off grade, this mineralized zone now measures more than 800 metres long, up to 400 metres deep and up to 14 metres thick. In 2012, Endeavour identified the Villapando-Asuncion area as one of several highly prospective target areas for the discovery of new high grade silver-gold mineralization at El Cubo. Going forward, the focus in 2014 for this area is on step-out drilling with two surface drill rigs to determine the size of the resource, and underground mine development to provide access to the mineralized zone and outline new reserves.

In February 2014, the Company updated the San Sebastián mineral resource estimate that included an indicated resource totaling 18.2 million silver ounces and 86.3 thousand gold ounces and inferred resources totaling 13.4 million silver ounces and 126.8 thousand gold ounces. In 2014, 6,000 metres of planned drilling is expected to commence in the second quarter to focus on extending the high-grade silver-gold mineralization along strike to the northwest and southeast of the current resource area in the Terronera vein.

Consolidated Financial Results

Three months ended March 31, 2014 (compared to the three months ended March 31, 2013)

For the three-month period ended March 31, 2014, the Company’s mine operating earnings were $11.3 million (Q1, 2013: $18.9 million) on sales of $53.0 million (Q1, 2013: $69.9 million) with cost of sales of $41.7 million (Q1, 2013: $51.0 million).

Operating earnings were $6.7 million (Q1, 2013: $11.6 million) after exploration costs of $2.2 million (Q1, 2013: $4.2 million), general and administrative costs of $2.4 million (Q1, 2013: $3.1 million).

Earnings before taxes in Q1, 2014 was $4.7 million (Q1, 2013: $18.7 million) after mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 14) of $1.4 million (Q1, 2013: mark-to-market gain of $1.5 million), a foreign exchange loss of $0.3 million (Q1, 2013: gain of $1.4 million), a mark-to-market loss on contingent liabilities of $0.1 million (Q1, 2013: gain of $2.5 million), investment and other income of $0.2 million (Q1, 2013: $2.0 million) and finance costs of $0.4 million (Q1, 2013: $0.3 million).

Sales of $53.0 million in Q1, 2014 represent a 24% decrease over the $69.9 million for the same period in 2013. There was a 1% increase in silver ounces sold offset by a 30% decrease in the realized silver price resulting in a 29% decrease silver sales, and there was a 5% increase in gold ounces sold with a 19% decrease in realized gold prices resulting in a 15% decrease in gold sales. During the period, the Company sold 1,537,665 oz silver and 16,445 oz gold, for realized prices of $20.50 and $1,306 per oz respectively, compared to sales of 1,515,077 oz silver and 15,724 oz gold, for realized prices of $29.38 and $1,613 per oz respectively, in the same period of 2013. The realized prices of silver and gold during the period were within 1% of the average silver spot price during the period of $20.48 and the average gold spot price during the period of $1,293, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods to 356,351 oz silver and 1,534 oz gold at March 31, 2014 compared to 51,000 oz silver and 198 oz gold at December 31, 2013. The cost allocated to these finished goods was $5.6 million, compared to $1.0 million at December 31, 2013.

Cost of sales for Q1, 2014 was $41.7 million, a decrease of 18% over the cost of sales of $51.0 million for the same period of 2013. The 18% decrease was a result of the Company cost cutting initiatives implemented in 2013 with the fall in prices. Amortization and depletion is higher primarily due to a lower reserve base offset by the lower depletion cost base from asset impairments recognized in 2013.

Exploration expenses decreased in Q1, 2014 to $2.2 million from $4.2 million in the same period of 2013 based on both the timing of the exploration activities and the reduction of exploration activities in the current year. The sharp drop in precious metal prices prompted management to reduce exploration expenditures. General and administrative expenses decreased to $2.4 million for the period as compared to $3.1 million in the same period of 2013 primarily due to decreased corporate development costs, legal and human resource costs.

A significant number of the Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants had an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 14) of $1.4 million compared to $1.5 million gain in the same period in 2013. All of the outstanding share purchase warrants at the beginning of the period were exercised during the period. The loss in the current period was a reflection of the Company’s share price increasing from CAN$3.84 at December 31, 2013 to share prices between CAN$4.43 and CAN$6.07 at the various exercise dates during the period.

The mark-to-market loss on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). The increase in the gold price and movement in the forward curve resulted in a $0.1 million mark-to-market loss during Q1, 2014 while the same period in 2013 had a mark-to-market gain on the contingent liability of $2.5 million.

The Company experienced a foreign exchange loss of $0.3 million during the period compared to a gain of $1.4 million for the same period of 2013. The $0.3 million loss was primarily due to the weakening of the Canadian dollar against the US dollar during the period, which resulted in lower valuations on the Canadian dollar cash and receivable amounts.

There was an income tax expense of $0.7 million during the period compared to $4.3 million for the same period of 2013. This is primarily a result of decreased profitability offset by an increase in Mexican tax rates. On January 1, 2014 the 2013 tax reforms came into effect. The tax reform included a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. During Q1, 2014 the Company incurred $1.1 million special mining duty expense included as current income tax and incurred $0.3 million royalty expense corresponding to the Environmental Tax.

Non-IFRS Measures

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. The Company incurred impairments on non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impart of the mark-to-market changes and impairment amounts to appropriately compare to past performance and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended March 31
	2014	2013
Net earnings (loss) for the period	$4,037	$14,357
Mark-to-market loss/(gain) on derivative liabilities	1,434	(1,452)
Adjusted net earnings (loss)	$5,471	$12,905
Basic weighted average share outstanding	100,494,157	99,660,016
Adjusted net earnings (loss) per share	$0.05	$0.13

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended March 31
	2014	2013
Mine operating earnings operating earnings	$11,305	$18,892
Share-based compensation	68	75
Amortization and depletion	14,073	12,074
Write down (recovery) of inventory to net realizable value	0	1,495
Mine operating cash flow before taxes	$25,446	$32,536

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended March 31
	2014	2013
Cash from operating activities	$17,107	$9,538
Net changes in non-cash working capital	(1,178)	(15,790)
Operating cash flow before working capital adjustments	$18,285	$25,328

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended March 31
	2014	2013
Operating cash flow before working capital adjustments	$18,285	$25,328
Weighted average shares outstanding	100,494,157	99,660,016
Operating cash flow before WC changes per share	$0.18	$0.25

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Expressed in thousands US dollars	Three months ended March 31
	2014	2013
Net earnings (loss) for the period	$4,037	$14,357
Amortization and depletion – cost of sales	14,073	12,074
Amortization and depletion – exploration	35	34
Amortization and depletion – general & admin	38	40
Finance costs	446	247
Current income tax expense	2,942	1,836
Deferred income tax expense (recovery)	(2,274)	2,453
Earnings before interest, taxes and amortization	$19,297	$31,041

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2014				Three Months Ended March 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$8,474	$11,344	$7,402	$27,220	$11,512	$15,588	$9,787	$36,887
Royalties	146	120	68	334	450	-	-	450
Special mining duty (1)	344	680	57	1,081	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	-	-	-	-	1,131	1,131
Closing finished goods	2,784	-	1,492	4,276	1,780	9,110	2,510	13,400
Direct production costs	11,098	12,144	8,959	32,201	12,116	14,256	11,123	37,495
By-product gold sales	(2,380)	(13,344)	(5,755)	(21,479)	(1,362)	(16,996)	(7,008)	(25,366)
Opening gold inventory fair market value	94	-	144	238	455	12,789	1,560	14,804
Closing gold inventory fair market value	(544)	-	(1,438)	(1,982)	(616)	(10,080)	(1,578)	(12,274)
Cash costs net of by-product	8,268	(1,200)	1,910	8,978	10,593	(31)	4,097	14,659
Amortization and depletion	2,340	6,287	5,446	14,073	3,420	2,939	5,715	12,074
Stock-based compensation	23	23	22	68	25	25	25	75
Opening finished goods depletion	(220)	-	(92)	(312)	(444)	(2,699)	(1,176)	(4,319)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods depletion	265	-	1,024	1,289	717	2,246	925	3,888
Total production costs	$10,676	$5,110	$8,310	$24,096	$14,311	$2,480	$9,586	$26,377

Throughput tonnes	106,813	142,412	97,300	346,525	106,653	167,500	102,191	376,344
Payable silver ounces	995,723	544,029	304,413	1,844,165	634,210	557,754	267,742	1,459,706

Cash costs per ounce	$8.30	($2.21)	$6.27	$4.87	$16.70	($0.06)	$15.30	$10.04
Total production costs per oz	$10.72	$9.39	$27.30	$13.07	$22.57	$4.45	$35.80	$18.07
Direct production costs per tonne	$103.90	$85.27	$92.08	$92.93	$113.60	$85.11	$108.85	$99.63

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS

All-in sustaining costs per ounce and all-in costs per ounces are measures developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2014				Three Months Ended March 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$8,268	($1,200)	$1,910	$8,978	$10,593	($31)	$4,097	$14,659
Operations stock based compensation	23	23	22	68	25	25	25	75
Corporate general and administrative	1,119	611	342	2,072	1,148	1,010	485	2,642
Corporate stock based compensation	198	108	60	366	212	186	90	488
Reclamation - amortization/accretion	4	1	5	10	4	1	5	10
Mine site expensed exploration	79	708	948	1,735	541	1,200	807	2,548
Capital expenditures sustaining	2,199	1,842	5,132	9,173	5,073	7,121	3,290	15,484
All In Sustaining Costs	$11,889	$2,093	$8,419	$22,402	$17,596	$9,512	$8,798	$35,906
Growth exploration				433				1,642
Growth capital expenditures				142				13,232
All In Costs				$22,977				$50,780

Throughput tonnes	106,813	142,412	97,300	346,525	106,653	167,500	102,191	376,344
Payable silver ounces	995,723	544,029	304,413	1,844,165	634,210	557,754	267,742	1,459,706

Sustaining cost per ounce	$11.94	$3.85	$27.66	$12.15	$27.74	$17.05	$32.86	$24.60
All In costs per ounce				$12.46				$34.79

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group , but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2014				Three Months Ended March 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$8,474	$11,344	$7,402	$27,220	$11,512	$15,588	$9,787	$36,887
Royalties	146	120	68	334	450	-	-	450
Special mining duty (1)	344	680	57	1,081	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	-	-	-	-	1,131	1,131
Closing finished goods	2,784	-	1,492	4,276	1,780	9,110	2,510	13,400
Direct production costs	11,098	12,144	8,959	32,201	12,116	14,256	11,123	37,495

Silver production	1,005,781	572,851	320,367	1,898,999	640,616	578,654	270,446	1,489,716
Average realized silver price	20.50	20.50	20.50	20.50	29.38	29.38	29.38	29.38
Silver value	20,618,511	11,743,446	6,567,524	38,929,480	18,821,298	17,000,855	7,945,703	43,767,856

Gold production	2,273	10,640	5,606	18,519	942	9,891	4,199	15,032
Average realized gold price	1,306	1,306	1,306	1,306	1,613	1,613	1,613	1,613
Gold value	2,968,538	13,895,840	7,321,436	24,185,814	1,519,446	15,954,183	6,772,987	24,246,616

Total metal value	23,587,049	25,639,286	13,888,960	63,115,294	20,340,744	32,955,038	14,718,690	68,014,472
Pro-rated silver costs	87%	46%	47%	62%	93%	52%	54%	64%
Pro-rated gold costs	13%	54%	53%	38%	7%	48%	46%	36%

Silver co-product cash costs	$9.65	$9.71	$13.22	$10.46	$17.50	$12.71	$22.20	$16.20
Gold co-product cash costs	$614	$619	$842	$666	$961	$698	$1,219	$889

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2014		2013				2012
Quarterly Results	Q4	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$53,000	$67,857	$67,803	$71,250	$69,873	$66,719	$51,880	$40,434
Direct cost	27,220	41,210	35,739	44,746	36,887	34,814	24,485	15,890
Royalties	334	235	287	356	450	469	454	482
Mine operating cash flow	25,446	26,412	31,777	26,148	32,536	31,436	26,941	24,062
Share-based compensation	68	107	131	202	75	124	146	216
Amortization and depletion	14,073	15,780	12,566	13,149	12,074	10,517	6,353	4,328
Write down on inventory	0	664	(2,668)	6,383	1,495	2,876	3,345	-
Mine operating earnings	$11,305	$9,861	$21,748	$6,414	$18,892	$17,919	$17,097	$19,518
Net earnings (loss)	$4,037	($115,758)	$12,297	($361)	$14,357	$14,821	$16	$7,505
Impairment charge, net of tax	-	104,283	-	-	-	-	-	-
(Gain) Loss on derivative liability	1,434	(591)	679	(2,386)	(1,452)	(1,881)	1,728	1,632
Adjusted earnings (loss)	$5,471	($12,066)	$12,976	($2,747)	$12,905	$12,940	$1,744	$5,873

Basic earnings (loss) per share	$0.04	($1.16)	$0.12	$0.00	$0.14	$0.15	$0.00	$0.09
Diluted earnings (loss) per share	$0.04	($1.17)	$0.12	$0.00	$0.13	$0.13	$0.00	$0.06
Adjusted earnings (loss) per share	$0.05	($0.35)	$0.13	($0.03)	$0.13	$0.13	$0.02	$0.06
Weighted shares outstanding	100,494,157	99,720,704	99,741,010	99,710,933	99,660,016	99,539,282	97,666,618	87,999,495

Net earnings (loss)	$4,037	($115,758)	$12,297	($361)	$14,357	$14,821	$16	$7,505
Amortization and depletion	14,146	15,875	12,648	13,228	12,148	10,599	6,426	4,386
Finance costs	446	422	313	531	247	293	181	5
Current income tax	2,942	5,042	2,729	4,363	1,836	5,932	3,419	1,713
Deferred income tax	(2,274)	(23,100)	1,341	(1,158)	2,453	(3,460)	2,185	2,788
Impairment charges	-	135,060	-	-	-	-	-	-
EBITDA	$19,297	$17,541	$29,328	$16,603	$31,041	$28,185	$12,227	$16,397

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2014		2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	346,525	379,480	389,090	393,070	376,344	362,779	306,164	202,987
Guanaceví	106,813	121,008	107,480	100,781	106,653	110,763	108,343	100,208
Bolañitos	142,412	159,294	181,442	202,472	167,500	161,841	117,271	102,779
El Cubo	97,300	99,178	100,168	89,817	102,191	90,175	80,550	NA
Silver ounces	1,898,999	1,931,717	1,855,846	1,535,873	1,489,746	1,235,026	1,137,933	1,040,026
Guanaceví	1,005,781	861,495	715,080	555,036	640,616	518,207	598,285	669,754
Bolañitos	572,851	698,098	794,734	810,414	578,654	518,674	433,388	370,272
El Cubo	320,367	372,124	346,032	170,423	270,446	198,145	106,260	NA
Silver grade	198	181	171	165	154	151	161	208
Guanaceví	350	272	265	240	233	215	227	269
Bolañitos	144	152	147	160	135	140	148	149
El Cubo	110	118	112	93	103	96	92	NA
Silver recovery	86.1	87.3	86.7	73.6	79.9	70.1	71.8	76.5
Guanaceví	83.7	81.5	78.0	71.3	80.2	67.7	75.7	77.4
Bolañitos	87.1	89.5	92.5	77.8	79.8	71.3	77.7	75.2
El Cubo	92.7	99.1	95.6	63.5	79.9	71.2	44.6	NA
Gold ounces	18,519	17,686	22,947	19,914	15,032	12,917	11,754	7,695
Guanaceví	2,273	2,275	1,977	1,590	942	1,088	2,667	2,499
Bolañitos	10,640	10,142	15,869	15,751	9,891	8,660	7,363	5,196
El Cubo	5,606	5,269	5,101	2,574	4,199	3,169	1,724	NA
Gold grade	1.92	1.78	1.89	1.96	1.51	1.55	1.49	1.47
Guanaceví	0.77	0.69	0.70	0.68	0.34	0.69	0.87	0.87
Bolañitos	2.72	2.61	2.75	2.84	2.27	2.2	2.39	2.05
El Cubo	2.01	1.77	1.62	1.41	1.48	1.42	1.42	NA
Gold recovery	86.6	82.1	96.9	80.4	82.3	71.7	80.1	80.3
Guanaceví	86.0	85.2	82.1	72.6	80.8	44.3	88	89.2
Bolañitos	85.4	75.8	98.9	85.2	81	75.8	81.7	76.6
El Cubo	89.0	93.2	97.8	63.2	86.4	77	46.9	NA
Cash costs per oz	$4.87	$7.46	$5.14	$10.53	$10.04	$12.25	$4.70	$5.46
Guanaceví	$8.30	$13.09	$12.98	$16.59	$16.70	$18.20	$10.99	$8.64
Bolañitos	($2.21)	$0.60	($8.10)	($2.74)	($0.06)	($3.73)	($9.98)	($0.31)
El Cubo	$6.27	$6.65	$18.61	$52.41	$15.30	$38.52	$29.21	NA
Total cost per oz(1)	$13.07	$14.59	$13.17	$18.18	$18.24	$20.84	$13.18	$9.98
Guanaceví	$10.72	$18.51	$18.76	$23.34	$22.56	$23.89	$16.54	$13.01
Bolañitos	$9.39	$4.35	($3.66)	$1.28	$4.45	$1.59	($5.20)	$4.50
El Cubo	$27.30	$24.58	$39.54	$80.16	$35.71	$49.30	$69.20	NA
Costs per tonne	$92.93	$90.72	$104.06	$96.45	$99.63	$92.86	$97.04	$86.32
Guanaceví	$103.90	$114.55	$111.06	$111.21	$113.61	$99.70	$101.82	$100.81
Bolañitos	$85.27	$72.78	$84.57	$75.50	$85.10	$75.66	$77.34	$72.18
El Cubo	$92.08	$90.44	$131.83	$127.11	$108.85	$115.25	$119.32	NA

(1) Total Production Cost per ounce

Key Economic Trends

Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q1, 2014, the average price of silver was $20.48 per ounce, with silver trading between a range of $19.27 and $22.05 per ounce based on the London Fix silver price. This compares to an average of $30.11 per ounce during Q1, 2013, with a low of $28.01 and a high of $32.23 per ounce. During Q1, 2014, the Company realized an average price of $20.50 per ounce compared with $29.38 for the corresponding period in 2013.

During Q1, 2014, the average price of gold was $1,293 per ounce, with gold trading between a range of $1,221 and $1,385 per ounce based on the London Fix PM gold price. This compares to an average of $1,632 per ounce during Q1, 2013, with a low of $1,574 and a high of $1,694 per ounce. During Q1, 2014, the Company realized an average price of $1,306 per ounce compared with $1,613 for the corresponding period in 2013.

The major influences on the precious metals prices the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, the precious metal prices were also affected by an expectation of improving economic conditions, which lead to the reduction of the US Federal Reserve’s quantitative easing program.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q1, 2014 the Mexican Peso remained relatively flat against the U.S. dollar with lower volatility. During Q1, 2014, the average foreign exchange rate was $13.23 Mexican Pesos per U.S. dollar, with the peso trading between a range of $13.45 and $12.96. This compares to an average of $12.64 during Q1, 2013, with a range of $12.99 and $12.31 Mexican pesos per U.S. dollar.

During Q1, 2014, the Canadian dollar continued to depreciate relative to the U.S. dollar. During Q1, 2014, the average foreign exchange rate was $1.1019 Canadian dollar per U.S. dollar, with the Canadian dollar trading between a range of $1.0627 and $1.1249. This compares to an average of $1.0077 during Q1, 2013, between a range of $0.9835 and $1.0309 Canadian dollar per U.S. dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

In December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. During Q1, 2014 the Company incurred $1.1 million special mining duty expense included as current income tax and incurred $0.3 million royalty expense corresponding to the Environmental Tax.

Annual Outlook

Production Outlook
Endeavour plans to hold its silver production relatively steady in the range of 6.5 -6.9 million ounces (oz) compared to the 6.8 million oz silver it produced in 2013. Gold production is expected to be in the 65,000-69,000 oz range and silver equivalent production is anticipated to be 10.4 -11.0 million oz (at a silver:gold ratio of 60:1) as shown in the table below.

Mine	Ag Prod. (M oz)	Au Prod. (K oz)	Ag Eq. Prod. (K oz)	Tonnes/Day (tpd)
Guanaceví	2.6-2.7	7.0-8.0	3.0-3.2	1,200-1,300
Bolañitos	2.2-2.4	36.0-38.0	4.4-4.7	1,450-1,600
El Cubo	1.7-1.8	22.0-23.0	3.0-3.1	1,200-1,550
Total	6.5-6.9	65.0-69.0	10.4-11.0	3,850-4,450

In 2014, Bolañitos production will contract as management has elected not to continue extra mine production for processing at the El Cubo plant as it did in 2013. The Bolañitos operation will operate at its existing capacity of 1,600 tonnes per day (tpd). At Bolañitos, production will continue primarily from the Daniela, Karina, Lana and Bolañitos veins and mine development will open up the La Luz- Asunción deposit.

In 2014, El Cubo production will expand to fill the 1,550 tpd plant to capacity through a steady ramp-up of mine output as mine development opens up the new Villalpando-Asunción deposit. At El Cubo, the remaining 2014 production will continue to come primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins.

At Guanaceví, production will continue primarily from the Porvenir Norte, Porvenir Cuatro and Santa Cruz veins. Underground development of the new Milache discovery is awaiting permitting for development to start in 2014 and production to start in 2015.

Operating Costs
Direct operating costs were estimated to be in the $95 per tonne range driving the expectation that the consolidated by-product cash costs of silver production (net of gold credits) to be in the $9-$10 range for fiscal 2014. The increase from 2013 is primarily driven by the lower gold price and reduced gold production. Consolidated co-product cash costs of silver and gold production are anticipated to be around $13-14 and $800-850 per oz respectively. All-in byproduct sustaining costs of production (including sustaining capex, exploration and G&A costs) were forecasted to be approximately $19 per oz of silver produced.

In Q1, 2014, Endeavour exceeded expectations on both metal production and operating costs. Exploration and mine development expenditures fluctuate quarter to quarter, and all-in sustaining costs are expected to increase in the second and third quarters with higher planned exploration and mine development expenditures. Going forward, management expects cash costs per ounce to also move closer to guidance as mined grades revert to reported reserve grades.

Capital Budget
Endeavour plans to invest $43.9 million on capital projects in 2014, including $34.6 million on mine development, infrastructure, equipment and exploration plus $9.3 million on plant upgrades, infrastructure, equipment and buildings. The Company has budgeted $20.9 million at El Cubo, $9.9 million at Bolañitos, $11.7 million at Guanaceví and $1.4 million for general capital, all of which should be funded by the Company’s anticipated 2014 operating cash-flow.

Exploration Expenditures
In 2014, Endeavour targets to spend $10.3 million on exploration. A total of 54,000 metres of drilling in about 120 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company will focus on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine-lives, as well as expanding and permitting the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State. See Exploration Results on page 12 for more detail.

Liquidity and Capital Resources

Cash and cash equivalents have increased from $35.0 million at December 31, 2013 to $44.3 million at March 31, 2014. The revolving bank line of credit was reduced to $32 million by the end of Q1, 2014 compared to $33 million at the end of 2013. The Company had working capital of $46.4 million at March 31, 2014 (December 31, 2013 - $32.2 million). The $14.2 million increase in working capital is primarily a result of free cash flow from the mines.

Operating activities provided cash of $17.1 million during the quarter compared to $9.5 million during the same period in 2013. The significant non-cash adjustments to net earnings were for amortization and depletion of $14.1 million, share-based compensation of $0.5 million, a deferred income tax recovery of $2.3 million, a mark-to-market loss on derivative liabilities of $1.4 million, finance costs of $0.4 million and a change in non-cash working capital of $1.2 million. The change in non-cash working capital was primarily due to normal operating fluctuations in the payable and receivable accounts.

Investing activities during the period used $9.2 million as compared to $24.1 million in the same period of 2013. Investments in property, plant and equipment totaling $9.3 million compared to $28.7 million, primarily due to significant development and plant expansion expenditures at El Cubo in 2013. There was also $4.6 million in net receipts from short term investments in 2013 that didn’t occur in 2014.

The Company invested a total of $9.2 million in property, plant and equipment during 2014. $2.2 million was invested at Guanaceví, with $1.7 million spent on 1 kilometre of mine development, $0.4 million spent on the tailings dam and $0.1 million on various equipment. At Bolañitos, the Company invested $1.8 million primarily on underground development. The mine developed 1.6 kilometres for $1.5 million and incurred $0.3 million on tailings expansion. At El Cubo, the Company invested $5.1 million. The mine incurred $3.6 million developing 2.8 kilometres and spent $1.5 million on various equipment for the mine as the mine ramps up to 1,500 tpd. The Company spent $0.1 million on exploration property costs.

As at March 31, 2014, the Company held $1.5 million in available for sale investments consisting of marketable securities (December 31, 2013 - $1.5 million).

Financing activities during 2014 generated $1.4 million, compared to $24.3 million during 2013. During 2014 the Company paid $1.0 million to reduce its revolving line of credit, incurring $0.3 million of interest, while $2.7 million was realized from the exercise of stock options and warrants. During 2013 the Company drew $24.0 million in net proceeds from its revolving line of credit, incurring $0.1 million of interest and $0.3 million was realized from the exercise of stock options.

As at March 31, 2014, the Company’s issued share capital was $364.7 million, representing 101,255,314 common shares, compared to $358.4 million, representing 99,784,409 common shares, at December 31, 2013. All of the 1,470,905 common shares issued during the period were issued upon stock option or warrant exercises.

As at March 31, 2014, the Company had options outstanding to purchase 5,380,550 common shares with a weighted average exercise price of CAN $5.41.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was reduced to $50 million July 2013 and will reduce to $25 million July 2015. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at March 31, 2014. As of March 31, 2014, the Company had drawn $32.0 million on this facility. With the completion of the El Cubo re-construction, the Company expects to reduce the outstanding balance dependent on the metal price environment. During 2013, the Company extended the Facility until July 24, 2016, reducing from $50 million to $25 million July 24, 2015.

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. In Q1, 2014 the Company recognized a Special Mining Duty of $1.1 million as a current tax expense and $0.3 Environmental Tax as royalty expense in accordance with IFRS.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company has appealed the assessment and expects a favorable resolution.

Capital Requirements

The Company plans to invest $11.7 million at Guanaceví, $9.9 million at Bolañitos and $20.9 million at El Cubo for a total of $42.5 million on capital projects at its operations, all which are anticipated to be covered by the Company’s 2014 cash flow. Additionally the Company budgeted $1.4 million for property payments and software at it Corporate office. The $42.5 million primarily consists of $34.6 million for mine development to convert resources to reserves at the mine sites.

The $11.7 million capital budget at Guanaceví includes $9.3 million for underground development, while $0.9 million will be spent on the tailings dam to ensure there is sufficient capacity into the future and $1.5 million on various mine and plant equipment. In Q1, 2014, one kilometre of underground development was completed costing $1.7 million, primarily due to infrastructure costs for pumping water from the Santa Cruz ore zone. Additionally the mine spent $0.4 million related tailings and $0.1 million on various mine equipment.

The $9.9 million capital budget at Bolañitos includes $8.1 million to develop the La Luz and Plateros veins discovered 2013, $1.0 million of additional investment in the tailings dam and $0.7 million for various equipment replacements. During Q1, 2014, the Company had spent $1.5 million on 1.5 kilometres of underground development and $0.3 million on the tailings dam for a total of $1.8 million as of March 31, 2014.

The $20.9 million capital budget at El Cubo includes $13.3 for 11.0 kilometres of mine development, $2.0 million for tailing dam expansion, $3.5 million for mine equipment all to facilitate the increase in production from 1,200 tpd to 1,550 tpd in 2014. Additionally $2.1 million is budgeted to improve existing infrastructure to support the operations. In Q1, 2014, 2.9 kilometres were developed underground for $3.6 million and $1.5 million of mine equipment was purchased, including two additional scoops.

Contractual Obligations

The Company had the following contractual obligations at March 31, 2014:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$344	$344	$-	$-	$-
Operating Lease	866	258	521	87	-
Other Long-Term Liabilities	6,662	-	6,662	-	-
Total	$7,872	$602	$7,183	$87	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The Company had $210,000 net receivable related to administration costs outstanding as at March 31, 2014 (December 31, 2013 – $248,000).

During the period ended March 31, 2014, the Company was charged $28,000 (March 31, 2013 - $45,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of March 31, 2014, the Company had a payable outstanding of $17,000 relating to these legal services (December 31, 2013 - $8,000).

Financial Assets and Liabilities

As at March 31, 2014, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at March 31, 2014		As at December 31, 2013
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	44,295	44,295	35,004	35,004
Available for sale securities	1,471	1,471	1,463	1,463
Trade receivables	9,802	9,802	10,263	10,263
Other receivables	11,735	11,735	13,486	13,486
Total financial assets	67,303	67,303	60,216	60,216

Financial liabilities:
Accounts payable and accrued liabilities	15,932	15,932	17,221	17,221
Revolving credit facility	32,000	32,000	33,000	33,000
Contingent liabilities	140	140	99	99
Derivative liabilities	-	-	1,491	1,491
Total financial liabilities	48,072	48,072	51,811	51,811

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2014	$	$	$	$

Financial assets:
Available for sale securities	1,471	1,471	-	-
Trade receivables	9,802	9,802	-	-
Total financial assets	11,273	11,273	-	-

Financial liabilities:
Contingent liabilities	140	-	140	-
Total financial liabilities	140	-	140	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Contingent liability

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”), thereby acquiring the El Cubo mine. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the three years following the acquisition date the Company renews or extends the Las Torres lease, other than a one-time three month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a nil value assigned to the liability at acquisition. During the quarter ended September 30, 2013, the Las Torres lease was terminated resulting in no further liability.

The contingent consideration related to metal price targets is considered a derivative, is recognized at fair value at period end and is classified as Level 2 in the fair value hierarchy. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As of March 31, 2014, the fair value of the contingent consideration was estimated to be $140,000 (December 31, 2013 - $99,000).

Under the terms of the Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at March 31, 2014, there was $1 million in letters of credit provided by the Company as security to the owner of the Las Torres facility.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.3% . As at December 31, 2013, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $330,000.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Furthermore the Company carries a contingent liability linked to the price of gold. A significant rise in the gold price above $1900.00 could significantly affect the Company’s future earnings (see Contingent Liability on page 28)

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding share purchase warrants denominated in Canadian dollars are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Outstanding Share Data
As of May 7, 2014, the Company had the following securities issued and outstanding:

  101,295,314 common shares
  5,340,550 stock options with a weighted average exercise price of CAN$5.46 per share expiring between June 22, 2014 and May 22, 2018.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 12014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21
In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognized a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the financial statements.

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the three months ended March 31, 2014 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.